UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
MTECH ACQUISITION CORP.
 (Name of Issuer)
Class A common stock, $0.0001 par value per share
 (Title of Class of Securities)
55378W107
 (CUSIP Number)
August 13, 2018**
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** This date is based on the aggregate number of shares of the Issuer’s Class A common stock and Class B common stock outstanding, as reported by Bloomberg.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G
CUSIP No. 55379W107	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
BASSO SPAC FUND LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
384,323

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
384,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G
CUSIP No. 55378W107	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
BASSO MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
384,323

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
384,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G
CUSIP No. 55378W107	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
BASSO CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
384,323

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
384,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13G
CUSIP No. 55378W107	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
BASSO GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
384,323

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
384,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13G
CUSIP No. 55378W107	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
HOWARD I. FISCHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
384,323

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
384,323

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
384,323

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
Page 7 of 12 Pages

Item 1(a).               Name of Issuer:
MTech Acquisition Corp. (the “Issuer”)

Item 1(b).              Address of Issuer’s Principal Executive Offices:

10124 Foxhurst Court, Orlando, Florida 32836

Item 2(a).               Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)    Basso SPAC Fund LLC (“Basso SPAC”);
ii)   Basso Management, LLC (“Basso Management”);
iii)  Basso Capital Management, L.P. (“BCM”);
iv)  Basso GP, LLC (“Basso GP”); and
v)   Howard I. Fischer (“Mr. Fischer”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso SPAC.  Basso Management is the manager of Basso SPAC.  BCM serves as the investment manager of Basso SPAC.  Basso GP is the general partner of BCM.  Mr. Fischer is the sole portfolio manager for Basso SPAC, the Chief Executive Officer and a founding managing partner of BCM, and a member of each of Basso Management and Basso GP.  Accordingly, each of Basso Management, BCM, Basso GP and Mr. Fischer may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main, Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).               Citizenship:

Each of Basso SPAC, Basso Management, and Basso GP is a Delaware limited liability company.  BCM is a Delaware limited partnership.  Mr. Fischer is a citizen of the United States.

Item 2(d).               Title of Class of Securities:
Class A common stock, $0.0001 par value per share (the “Shares”)
Item 2(e).               CUSIP Number:
55378W107

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                               Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
Page 8 of 12 Pages

Item 4.                   Ownership:
Item 4(a)                Amount Beneficially Owned:

As of August 13, 2018, each of the Reporting Persons may be deemed the beneficial owner of 384,323 Shares.  This amount consists of (i) 333,543 Shares, and (ii) 50,780 Shares underlying units (“Unit”).  This amount excludes the warrants to purchase Shares (“Warrant”) underlying the Units and held directly by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days.

Item 4(b)                Percent of Class:

As of August 13, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.4% of Shares outstanding.  (There were 5,993,750 Shares outstanding as of August 7, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed August 8, 2018.)

When calculated as a percentage of the aggregate number of shares of Class A common stock and Class B common stock, as reported by Bloomberg, the Reporting Persons’ percentage ownership is approximately 5.2%.  There were 1,437,500 shares Class B common stock outstanding as of August 7, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed August 8, 2018.  The Class A common stock and Class B common stock each have one vote per share.

Item 4(c)                Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	384,323
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	384,323
Item 5.                   Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                   Notice of Dissolution of Group:

This Item 9 is not applicable.

SCHEDULE 13G
Page 9 of 12 Pages

Item 10.                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
Page 10 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO SPAC FUND LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

August 17, 2018

SCHEDULE 13G
Page 11 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	12

SCHEDULE 13G
Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of MTech Acquisition Corp. dated as of August 17, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO SPAC FUND LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO MANAGEMENT, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

August 17, 2018